Toyota Motor Corporation

TMC Announces Executive and Senior Professional/Senior Management Employee Changes effective April 1 and Board of Directors Structure following the 121st Ordinary General Shareholders’ Meeting

Toyota City, Japan, February 25, 2025— Toyota Motor Corporation announced today that it intends to implement changes to its executive and senior professional/senior management employees effective April 1 and announced the structure of its Board of Directors following the 121st Ordinary General Shareholders’ Meeting (hereinafter referred to as the “General Shareholders’ Meeting”).

1. Changes in Areas of Responsibility for Executives and Senior Professional/Senior Management Employees, effective April 1

Executives
Name	Current	New
Yoichi Miyazaki	Executive Vice President Chief Financial Officer Chief Competitive Officer Business Planning & Operation (President)	Executive Vice President Chief Financial Officer Chief Competitive Officer
Keiji Yamamoto	Senior Fellow Chief Information & Security Officer Digital Transformation Promotion Dept. Information Systems Group	Chief Information & Security Officer Digital Information and Communication Group (Chief Officer) (*1)

Senior Professional/Senior Management Employees (Chief Officers, Presidents, Fellows etc.)
Name	Current	New
Hiroshi Nanbu	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. Mobility Business Planning Div. Value Chain Business Planning Div.	Business Planning & Operation (President)
Toshiyuki Hibi	Information Systems Group (Chief Officer)	Digital Information and Communication Group (Deputy Chief Officer) (*1)
Hideharu Matsuoka	Information Systems Group In charge of B to C systems (Chief Project Leader)	Digital Information and Communication Group (Deputy Chief Officer) (*1)
Chika Kako	Advanced R&D and Engineering Company Material Technology Field (Senior General Manager) Higashifuji Technical Center (General Manager)	Advanced R&D and Engineering Company (Executive Vice President) Material Technology Field (concurrently Senior General Manager) Higashifuji Technical Center (General Manager)
Takero Kato	BEV Factory (President) (*3)	Lexus Electrified Shanghai CO., Ltd. (*2)
Yoshiyuki Yamashita	Chief Digital Officer TOYOTA CONIQ Holdings, Inc. TOYOTA CONIQ Pro, Inc. TOYOTA CONIQ Alpha, Inc.	TOYOTA CONIQ Holdings, Inc. TOYOTA CONIQ Pro, Inc. TOYOTA CONIQ Alpha, Inc.

(*1)	Information Systems Group will be renamed Digital Information and Communication Group.
(*2)	New company to develop and locally produce Lexus BEVs and batteries in Shanghai, China (announced February 5)
(*3)	The BEV Factory will be abolished, reorganized, and continue its role as the BR BEV Development Div. under the direct control of the entire company.

2. Changes to members of the Board of Directors following the 121st Ordinary General Shareholders’ Meeting

In accordance with the transition to a company with an Audit & Supervisory Committee System announced today, the members of the Board of Directors after the General Shareholders’ Meeting will be as follows.

The Board of Directors will be officially appointed after approval at the General Shareholders’ Meeting in June 2025. Selection of specific titles for board members and assignment of legal status to represent TMC will then occur at the Board of Directors meeting following the General Shareholders’ Meeting. The resignation of the outgoing Board of Directors will become official following the closing of the General Shareholders’ Meeting.

Members of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

   *Newly appointed

Name	New Title	Outside/ Independent Member

Akio Toyoda	Chairman of the Board of Directors (Representative Director)

Koji Sato *1	President, Member of the Board of Directors (Representative Director)

Hiroki Nakajima *1	Executive Vice President, Member of the Board of Directors (Representative Director)

Yoichi Miyazaki *1	Executive Vice President, Member of the Board of Directors (Representative Director)

*Shigeaki Okamoto	Member of the Board of Directors	Outside/ Independent

*Kumi Fujisawa	Member of the Board of Directors	Outside/ Independent

*1	Concurrent Operating Officer

Members of the Board of Directors serving as the Audit and Supervisory Committee Members

   *Newly appointed

Name	New Title	Outside/ Independent Member

*Christopher P. Reynolds	Member of the Board of Directors (Audit and Supervisory Committee Members)

*George Olcott	Member of the Board of Directors (Audit and Supervisory Committee Members)	Outside/ Independent

*Masahiko Oshima	Member of the Board of Directors (Audit and Supervisory Committee Members)	Outside/ Independent

*Hiromi Osada	Member of the Board of Directors (Audit and Supervisory Committee Members)	Outside/ Independent

Outgoing Members of the Board of Directors and Audit and Supervisory Board Members

Name	Current Title
Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)
Simon Humphries	Member of the Board of Directors
Ikuro Sugawara	Member of the Board of Directors
Sir Philip Craven	Member of the Board of Directors
Emi Osono	Member of the Board of Directors
Takeshi Shirane	Audit and Supervisory Board Member (full-time)
Masahide Yasuda	Audit and Supervisory Board Member (full-time)
Katsuyuki Ogura	Audit and Supervisory Board Member (full-time)
George Olcott[2]	Audit and Supervisory Board Member
Catherine O’Connell	Audit and Supervisory Board Member
Hiromi Osada	Audit and Supervisory Board Member
Kumi Fujisawa[3]	Substitute Audit and Supervisory Board Member

New Member Nominees of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

Name	Current Title
Shigeaki Okamoto	Deputy Chairperson of the Board, Japan Tobacco Inc.
Kumi Fujisawa	Substitute Audit and Supervisory Board Member

New Member Nominees of the Board of Directors serving as Audit and Supervisory Committee Members

Name	Current Title
Christopher P. Reynolds	Deputy Chief Risk Officer Deputy Chief Compliance Officer General Administration & Human Resources Group (Deputy Chief Officer) Toyota Motor North America, Inc.
George Olcott	Audit and Supervisory Board Member
Masahiko Oshima	Member of the Board of Directors
Hiromi Osada	Audit and Supervisory Board Member

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